

October 14, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. William A. Schmitz
Chief Executive Officer
WindTamer Corporation
1999 Mount Read Blvd.
Rochester, NY 14615

> **Re: WindTamer Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 0-53510**

Dear Mr. Schmitz:

We have reviewed your response letter dated September 22, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Note 9 – Commitments and Contingencies, page 11</u>

<u>-Warranty, page 11</u>

1.   We note from your response to prior comment 2 that due to the immateriality of the proceeds received and your status as a development stage company you believe that netting the sales proceeds related to your turbines against research and development expenses is the appropriate classification. Please explain to us how you have considered

consider paragraphs 78 and 79 of FASB Concept Statement 6 in your classification. Please cite any authoritative literature upon which you are relying.

2. We note from your response to prior comment 3 that you accrue for warranties upon turbine installation. However, the disclosures in your footnotes indicate that due to your limited operating history, you are unable to make an estimate of your warranty expense and therefore you do not record a liability for warranties in your financial statements. It does not appear that the policy disclosed in the financial statements is consistent with the requirements of paragraphs 460-10-25-5 through 7 of the FASB Accounting Standards Codification. Please revise future filings to reflect the accounting policy as indicated in your response and to comply with paragraphs 460-10-25-5 through 7 of the FASB Accounting Standards Codification.

3. As a related matter we note that your warranties cover a 6 year period. Please tell us how you are able to estimate warranty costs for these long term warranties considering your limited operating history.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Eric Atallah, Reviewing Accountant at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief